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03032763

FILE NO. 82-4861

SUPPL

October 1, 2003

SEC MAIL PROCESSING RECEIVED OCT 14 2003 WASH, D.C. 155 SECTION

VIR AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

MegaChips Corporation (File No. 82-4861)

Dear Sirs:

We are acting as legal counsels to MegaChips Corporation (the "Company") with respect to its offering of shares in the States. Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we are forwarding the following documents published by the Company in Japan.

- Notice of Restructuring of Business Operations of MegaChips Group (dated August 21, 2003) (English translation)
- Brief Statement of Accounts for the First Quarter of the Year Ending March 31, 2004 (dated August 21, 2003) (English translation)

Yours very truly,

PROCESSED OCT 29 2003 THOMSON FINANCIAL

Kunio Aoki

SEC MAIL PROCESSING RECEIVED OCT 14 2003 WASH, D.C. 155 SECTION

Encl.
cc: MegaChips Corporation
Shimpson Thacher & Bartlett

10/28

FILE NO. 82-4861

(Translation)

August 21, 2003

Dear Sirs,

Name of the Company: MegaChips Corporation

Representative: Shigeki Matsuoka
President and Representative Director

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

Person to contact: Tetsuo Hikawa
Director and Executive Officer, in charge of System Business Unit and Corporate Planning
(TEL 06-6399-2884)

Name of the Company: MegaFusion Corporation

Representative: Masahiro Shindo
President and Representative Director (CEO)

(Code No. 4294, JASDAQ)

Person to contact: Masayuki Fujii
Corporate Officer and General Manager of Management Planning Division
(TEL 03-3512-5080)

Notice of Restructuring of Business Operations of MegaChips Group

It is hereby notified that as publicized by the "Notice of Share Exchange Agreement in Preparation for Shift to a System of Pure Holding Company" on May 15, 2003, MegaChips Corporation ("MegaChips") and MegaFusion Corporation ("MegaFusion"), at the meetings of their respective Boards of Directors held on August 21, 2003, resolved to shift the group of MegaChips (the "Group") to a system of pure holding company consisting of a pure holding company and three operating companies respectively engaging in LSI business, system business and audio authoring business as of April 1, 2004, pursuant to the approval of the share exchange agreement at their respective Ordinary General Meetings of Shareholders held in June 2003. The current MegaChips Corporation will continue to be a listed company as a holding company from April 1, 2004 and will be responsible for formulating management strategies, providing services to the operating companies and fulfilling the social responsibilities of the Group to secure smooth management of the Group and expand business of the Group in general. The operating companies will seek further growth and development of business in the market they specialize in and endeavor to

maximize the market value of the Group.

I. Shift to a system of pure holding company by corporate separation

1. Purpose of the shift to a system of pure holding company

MegaChips and MegaFusion have determined that to make a leap forward in the coming broadband era, it is vital to create a business environment under which each division of business can maximize its characteristics and increase its capabilities of growth and competition through the efficient allocation of management resources, independence of each division and speedy decision-making and agreed on restructuring of their businesses by establishing a system of pure holding company. With the aim of creating new added values of the whole Group by enhancing competitiveness and establishing a basis for high profitability of the Group's core LSI business in a medium- and long-term perspective, as well as by accelerating growth of profitability of its system business and audio authoring business, both companies intend to consolidate and restructure their LSI business, system business and audio authoring business. Thereafter, the holding company will be responsible for the formulation of management strategies, fund-raising, IR activities and administration of the Group and each operating company will promote its business by having a synergistic effect on each other, to seek growth of profitability and higher market value of the whole Group.

2. Summary of corporate separation

(1) Schedule of corporate separation in outline (expected)

December 9, 2003:	Meetings of the Boards of Directors for approval of corporate separation plan and corporate separation agreement
	Signing of corporate separation agreement
February 24, 2004:	Extraordinary General Meetings of Shareholders (for approval of corporate separation plan and corporate separation agreement)
April 1, 2004:	Date for separation of LSI business, system business and audio authoring business
April 2, 2004:	Relocation of head office of system business company

(2) Method of corporate separation and the allocation of shares

As of October 1, 2003, MegaChips will make MegaFusion its wholly owned subsidiary by a share exchange.

Thereafter, MegaChips will separate its LSI business and incorporate a company "MegaChips LSI Solutions Inc." to which the LSI business will be transferred (*bunsha-gata shinsetu bunkatsu*). Upon the separation, MegaChips LSI Solutions Inc. will issue shares (the number of which is not decided), all of which will be allocated and delivered to "MegaChips Corporation".

MegaChips will also separate its system business and transfer the same to MegaFusion (*bunsha-gata kyushu bunkatsu*). Upon the separation, MegaFusion will issue shares (the number of which is not decided), all of which will be allocated and delivered to "MegaChips Corporation". Additionally, MegaFusion will change its trade name to "MegaChips System Solutions Inc." by the end of October 2003.

Furthermore, MegaChips will separate its audio authoring business and incorporate a company "Cameo Interactive Ltd." to which the audio authoring business will be transferred (*bunkatsu-gata shinsetu bunkatsu*). Upon the separation, Cameo Interactive Ltd. will issue shares (the number of which is not decided), all of which will be allocated and delivered to "MegaChips Corporation".

As a result of such restructuring, the current "MegaChips Corporation" will hold 100% shares of each operating company and become a pure holding company responsible for general control of the operating companies and the formulation of management strategies.

(3) Payments due to separation

No payments will be made due to separation.

(4) Possibility of fulfillment of obligations

With regard to each of the obligations for which the separating company (MegaChips Corporation), the new companies (MegaChips LSI Solutions Inc. and Cameo Interactive Ltd.) and the successor company (MegaChips System Solutions Inc.) will be liable after separation, each of the companies are considered to be capable of fulfilling the same when due and payable, judging from their respective assets upon separation.

(5) Rights and obligations to be transferred to the new companies and successor company

(i) MegaChips LSI Solutions Inc.

The rights and obligations to be transferred to MegaChips LSI Solutions Inc. from MegaChips Corporation upon separation shall include the assets, liabilities, their ancillary rights and obligations and contractual statuses of the LSI business to be calculated on the basis of the balance sheet and other accounts as of September 30, 2003, with the additions or reductions, as the case may be, that may occur prior to the date for corporate separation. Unless otherwise provided for in the corporate separation plan, the obligations shall be assumed in a manner MegaChips Corporation remains jointly and severally liable for the obligations (*choujouteki saimu hikiuke*).

(ii) MegaChips System Solutions Inc. (MegaFusion Corporation)

The rights and obligations to be transferred to MegaChips System Solutions Inc. (MegaFusion Corporation) from MegaChips Corporation upon separation shall include the assets, liabilities, their ancillary rights and obligations and contractual statuses of the system business of MegaChips Corporation to be calculated on the basis of the balance sheet and other accounts as of September 30, 2003, with the

additions or reductions, as the case may be, that may occur prior to the date for corporate separation. Unless otherwise provided for in the corporate separation plan, the obligations shall be assumed in a manner MegaChips Corporation remains jointly and severally liable for the obligations (*choujouteki saimu hikiuke*).

(iii) Cameo Interactive Ltd.

The rights and obligations to be transferred to Cameo Interactive Ltd. from MegaChips Corporation upon separation shall include the assets, liabilities, their ancillary rights and obligations and contractual statuses of the audio authoring business to be calculated on the basis of the balance sheet and other accounts as of September 30, 2003, with the additions or reductions, as the case may be, that may occur prior to the date for corporate separation. Unless otherwise provided for in the corporate separation plan, the obligations shall be assumed in a manner MegaChips Corporation remains jointly and severally liable for the obligations (*choujouteki saimu hikiuke*).

(6) Others

(i) Employees

In accordance with the shift of the Group to a system of holding company, the administrative divisions will be transferred to "MegaChips Corporation" and the employees who belong to the divisions of business will be transferred to each operating company in April 2004, in principle. Based on the performance-related system of the current MegaChips Corporation, a system suitable to each operating company will be employed.

(ii) Assets and liabilities

The assets, liabilities, rights, obligations and contractual statuses of the current MegaChips Corporation and MegaFusion Corporation that belong to each division of business to be separated will be transferred to the relevant operating company, in principle. Each operating company will efficiently manage its assets and carry on efficiency-oriented business. Meanwhile, from the perspective of optimization of the Group, all assets and liabilities that should be retained by the holding company or those difficult to be separated and transferred to any operating company will be retained by the holding company.

3. Outline of the divisions of business to be separated

(1) Outline of the divisions of business to be separated

(i) All of the LSI business will be separated and "MegaChips LSI Solutions Inc." will newly be incorporated. It will have approximately 90 employees (expected).

(ii) The system business of MegaChips Corporation will be separated and transferred to MegaFusion Corporation, which will change its trade name to "MegaChips System Solutions Inc." It will have approximately 65 employees

(expected).

(iii) The audio authoring business will be separated and "Cameo Interactive Ltd." will newly be incorporated. It will have approximately 20 employees (expected).

(2) Items and amounts of assets and liabilities and profit and loss for the year ended March 31, 2003

(Million yen)

	LSI business	System business	Audio authoring business
Current assets	9,284	1,822	646
Fixed assets	119	1,279	194
Total assets	9,404	3,102	841
Current liabilities	2,662	525	78
Fixed liabilities	-	1	-
Total liabilities	2,662	527	78
Sales	25,437	2,180	1,439
Operating profit	3,961	(1,367)	128

(Note) Each amount is shown by rounding down any fraction of a million yen thereof.

II. MegaChips Group after shift to a system of holding company

1. MegaChips Group after shift to a system of holding company

(1) MegaChips Corporation (holding company)

As a holding company, MegaChips Corporation will be responsible for the formulation of management strategies, fund-raising, IR activities and administration of MegaChips Group and seek maximization of the value of the Group. As to operating results on a non-consolidated basis, profits of MegaChips Corporation, which will become a holding company after the corporate separation, will consist of dividend income, interest income, income from guarantees of obligations, income from administrative services, income from rent of real estate, etc. from the operating companies and expenses will principally arise from functions as a holding company.

Trade name	Kabushiki Kaisha MegaChips (In English, MegaChips Corporation)
Content of business	Holding company
Location of head office	1-6, Miyahara 4-chome, Yodogawa-ku, Osaka-shi, Osaka

Representative	Shigeki Matsuoka President and Representative Director (President and Representative Director of the current MegaChips Corporation)
Capital	¥4,840 million
Total assets	¥16,041 million (as of March 31, 2003)
Date of settlement of accounts	March 31 of each year

(Note) Total assets: On a non-consolidated basis

Forecast of operating results of MegaChips Corporation (Consolidated):

(Million yen)

	Year ending March 31, 2004	Year ending March 31, 2005	Year ending March 31, 2006
Sales	21,700	25,100	29,250
Ordinary profit	840	1,750	2,630
Profit for the year	120	520	1,330
Annual dividend per share	¥10.0	¥10.0	¥10.0

(2) MegaChips LSI Solutions Inc. (LSI business company)

With customer-specific LSIs (ASIC) as the core source of revenues, MegaChips LSI Solutions Inc. will expand the business of application-specific LSIs (ASSP) targeting mobile phones, digital still cameras and digital televisions based on its technological capabilities in the fields of images, sounds and communications to establish a stable high profit-making base.

Trade name	Kabushiki Kaisha MegaChips LSI Solutions (In English, MegaChips LSI Solutions Inc.)
Contents of business	Development, manufacture and sale of LSIs
Location of head office	1-6, Miyahara 4-chome, Yodogawa-ku, Osaka-shi, Osaka
Representative	Yukihiro Ukai President and Representative Director (Managing Director of the current MegaChips Corporation)
Capital	¥500 million (expected)
Total assets	¥9,404 million (As of March 31, 2003)
Date of settlement of accounts	March 31 of each year

Forecast of operating results of MegaChips LSI Solutions Inc.

(Million yen)

	Year ending March 31, 2004	Year ending March 31, 2005	Year ending March 31, 2006
Sales	18,000	20,000	22,500
Ordinary profit	2,800	2,350	2,700

(Note) MegaChips LSI Solutions Inc. will account for ¥380 million of selling, general and administrative expenses for the year ending March 31, 2005 and ¥400 million of selling, general and administrative expenses for the year ending March 31, 2006, respectively, to be incurred as expenses of administrative services provided by MegaChips Corporation (holding company).

(3) MegaChips System Solutions Inc. (system business company)

With development and sale of image recording and transmitting systems, remote multiple-point teleconference systems and image delivery systems in the field of security and monitoring for industrial use based on its digital image processing technology and communications technology as the core source of revenues, MegaChips System Solutions Inc. will engage in the business of offering network system solutions by utilizing these systems to expand business and improve profitability.

Trade name	Kabushiki Kaisya MegaChips System Solutions (In English, MegaChips System Solutions Inc.)
Contents of business	Development, sale and support of system hardware and software
Location of head office	1-6, Miyahara 4-chome, Yodogawa-ku, Osaka-shi, Osaka (To be relocated from Tokyo on April 2, 2004)
Representative	Tetsuo Hikawa President and Representative Director (Director and Executive Officer of the current MegaChips Corporation and Director of MegaFusion Corporation)
Capital	¥646 million (expected)
Total assets	¥3,102 million (as of March 31, 2003)
Date of settlement of accounts	March 31 of each year

Forecast of operating results of MegaChips System Solutions Inc.

(Million yen)

	Year ending March 31, 2004	Year ending March 31, 2005	Year ending March 31, 2006
Sales	2,100	3,500	5,100
Ordinary profit	(890)	(470)	10

(Note) MegaChips System Solutions Inc. will account for ¥260 million of selling, general and administrative expenses for the year ending March 31, 2005 and ¥260 million of selling, general and administrative expenses for the year ending March 31, 2006, respectively, to be incurred as expenses of administrative services provided by MegaChips Corporation (holding company).

(4) Cameo Interactive Ltd. (audio authoring business)

Based on export, import, production and sale of software and data related with music, videos and multimedia, Cameo Interactive Ltd. will strengthen its brand power and promote selection and concentration of products, such as digital audio, music score software, sound synthesizers and sound cards to increase profitability by further improving its selling power.

Trade name	Kabushiki Kaisha Cameo Interactive (In English, Cameo Interactive Ltd.)
Contents of business	Import, sale and support of products related with audio and multimedia
Location of head office	1-6, Miyahara 4-chome, Yodogawa-ku, Osaka-shi, Osaka
Representative	Takahiro Sonoda Chairman and Representative Director (Executive Senior Specialist (Accounting) and General Manager of President's Office of the current MegaFusion Corporation)
Capital	¥500 million (expected)
Total assets	¥841 million (as of March 31, 2003)
Date of settlement of accounts	March 31 of each year

Forecast of operating results of Cameo Interactive Ltd.

(Million yen)

	Year ending March 31, 2004	Year ending March 31, 2005	Year ending March 31, 2006
Sales	1,600	1,600	1,650
Ordinary profit	200	60	70

(Note) Cameo Interactive Ltd. will account for ¥90 million of selling, general and administrative expenses for the year ending March 31, 2005 and ¥90 million of selling, general and administrative expenses for the year ending March 31, 2006, respectively, to be incurred as expenses of administrative services provided by MegaChips Corporation (holding company).

(Note) The Directors, Statutory Auditors and Executive Officers of each company will be publicized separately.

III. Outline of the parties to the corporate separation (non-consolidated) (as of March 31, 2003)

(1)	Trade name	MegaChips Corporation	MegaFusion Corporation
(2)	Contents of business	•Development, manufacture (by consignment) and sale of LSI products •Development, manufacture (by consignment) and sale of system products	•Sale, support and system integration of system products •Rich media services •Sale of authoring systems
(3)	Establishment	April 4, 1990	December 8, 1998
(4)	Location of head office	1-6, Miyahara 4-chome, Yodogawa-ku, Osaka-shi, Osaka	17-6, Ichiban-cho, Chiyoda-ku, Tokyo
(5)	Representative	Shigeki Matsuoka President and Representative Director	Masahiro Shindo President and Representative Director (CEO)
(6)	Capital	¥4,840 million	¥646 million
(7)	Total number of issued shares	24,661,017 shares	15,076 shares
(8)	Shareholders' equity	¥15,388 million	¥1,159 million
(9)	Total assets	¥19,039 million	¥2,311 million
(10)	Date of settlement of accounts	March 31 of each year	March 31 of each year
(11)	Number of employees	171	80
(12)	Principal clients	Nintendo Co., Ltd. and other consumer electronics makers, trading firms, etc.	SECOM Co., Ltd. and other commercial equipment makers, sales companies, etc.
(13)	Principle shareholders and shareholding ratios (ratios of voting rights)	Yugen Kaisha Shindo 9.23% Masahiro Shindo 7.87% Shigeki Matsuoka 7.43% Ritsuko Shindo 4.50% The Master Trust Bank of Japan, Ltd., Trust Account 3.38%	MegaChips Corporation 48.94% Shindo and Associates 9.17% Mitsui & Co., Ltd. 3.41% Masahiro Shindo 3.21% UFJ Trust Bank, Limited 2.89%
(14)	Principal correspondent banks	The Bank of Tokyo-Mitsubishi, Ltd. Resona Bank, Limited UFJ Bank Limited Mizuho Corporate Bank, Ltd. The Iyo Bank, Ltd.	Resona Bank, Limited The Bank of Tokyo-Mitsubishi, Ltd. The Mitsubishi Trust and Banking Corporation

(Notes) 1. After the corporate separation, MegaChips Corporation will become a holding company as of April 1, 2004.

2. MegaFusion Corporation will change its trade name to MegaChips System Solutions Inc. It will relocate its head office to Yodogawa-ku, Osaka-shi as of April 2, 2004.

(15) Relationships between the parties (as of August 21, 2003)

Capital relationship:	MegaChips Corporation holds 48.94% (ratio of voting rights) of the number of issued shares of MegaFusion Corporation.
Personnel relationship:	Two (2) Directors of MegaChips Corporation concurrently serve as Directors of MegaFusion Corporation.
Transaction relationship:	MegaChips Corporation sells its system products to MegaFusion Corporation.

(16) Business results for the last three business years

	MegaChips Corporation (Full parent company)			MegaFusion Corporation (Wholly owned subsidiary)		
Business year	Year ended March 31, 2001	Year ended March 31, 2002	Year ended March 31, 2003	Year ended March 31, 2001	Year ended March 31, 2002	Year ended March 31, 2003
Sales (million yen)	51,347	34,649	27,172	5,461	4,700	3,626
Operating profit (million yen)	3,177	2,706	1,954	194	283	(205)
Ordinary profit (million yen)	3,622	2,728	1,954	184	254	(202)
Per-share profit for the year (¥)	74.53	54.51	15.01	16,865.34	20,459.99	(22,270.64)
Annual dividend per share (¥)	10.00	10.00	10.00	2,500.00	4,000.00	0.00
Shareholders' equity per share (¥)	615.40	643.19	631.24	76,747.84	207,489.78	76,924.19

Attention:

Of the current plans, estimates, prospects, strategies, beliefs, etc. of the companies disclosed herein, those which are not historical facts are forward-looking statements. Forecasts of operating results in the future are not limited to any statements using "beliefs," "expectations," "plans," "strategies," "prospects," "estimates," "projections," "possibilities" or their synonyms in the explanations of operating activities and results in the future.

Such statements are based on management's judgments of the companies formed by using the information available as of the date hereof. Hence, actual operating results may substantially differ from these forecasts of operating results due to various material factors in the future. You should not rely solely on these forecasts comprehensively and excessively. Additionally, the companies may not always revise the future forecasts in spite of new information, future events and other results.

Risks and uncertainties include material and unforeseeable influences arising from future events. This document is not prepared to solicit investment. In making investment, you should act on your own judgment.

- END -

(For reference): (translation omitted)

(Translation)

August 21, 2003

BRIEF STATEMENT OF ACCOUNTS
FOR THE FIRST QUARTER OF THE YEAR ENDING MARCH 31, 2004
(CONSOLIDATED)

Name of listed company: **MegaChips Corporation**
(URL http://www.megachips.co.jp/)

(Code number: 6875 Tokyo Stock Exchange, First section)

Representative: Shigeki Matsuoka
President and Representative Director

Person to contact: Tetsuo Hikawa
Director and Executive Officer, in charge of System Business Unit and Corporate Planning
(Tel. (06) 6399-2884)

1. Matters concerning the preparation of the brief quarterly statement of accounts:

(i) Differences in the method of accounting for sales and operating profit from the recognition method for the most recent business year on a consolidated basis: None.

(ii) Changes in the scope of consolidation and the application of equity method: Yes.

(Consolidated subsidiaries (exclusion): 1 company (in comparison with the year ended March 31, 2003))

2. Summary of the operating results for the first quarter of the year ending March 31, 2004 (from April 1, 2003 to June 30, 2003):

(1) Sales and operating profit

	Sales	Operating profit
First quarter ended June 30, 2003	¥4,611 million -%	¥132 million -%
(For reference) Year ended March 31, 2003	¥29,055 million	¥1,741 million

(Notes) 1. Sales and operating profit are the total sums accumulated up to the end of the first quarter under review.

2. The disclosure of quarterly statements of accounts has commenced as from the first quarter of the current business year. Hence, no actual results for the first quarter of the previous business year or no comparison with the actual results for the first quarter of the previous business year is given herein.

- **Overview of operating results in general**

The Japanese economy during the first quarter under review remained in a recession due to the persistent severe employment condition and slump in private spending while corporate earnings and capital investment registered tones of slow recovery driven by exports.

In the electronic machinery and equipment industry in which the Company belongs, markets for some consumer audio-visual (AV) equipment, such as digital televisions and digital cameras, and mobile phones expanded. However, the industry in general registered a slight increase in sales from the corresponding period of the previous business year.

Under these circumstances, the Group (the Company and its subsidiaries) concentrated its management resources on developing system LSIs in the areas of images, sounds and communications to expand the business actively. The Group also focused its efforts on developing and marketing customer-specific LSIs (ASIC), the core of the Company's business, as well as application-specific LSIs (ASSP), which is a growing area, and system products equipped with its originally developed system LSIs. As a result, on a consolidated basis, sales and operating profit amounted to ¥4,611 million and ¥132 million, respectively.

- **Overview of operating results by segment**

(i) LSI business

Consolidated sales of customer-specific LSIs (ASIC) amounted to ¥2,473 million as demand for LSIs for storing game software (custom mask ROMs) remained strong while demand for system LSIs for use in game consoles and their peripherals was weak. Consolidated sales of application-specific LSIs (ASSP) amounted to ¥1,184 million as demand for LSIs for processing images, sounds and communications for 3G mobile phones remained strong though demand for LSIs for digital still cameras was weak. Consequently, consolidated sales in the LSI business totaled ¥3,658 million.

(ii) System business

In the industrial system business, while corporate capital investment registered tones of slow recovery, investment in the security and monitoring field remained slow and demand for digital image recording and transmitting systems for use in the field was weak. However, due to the release of new products in the security and monitoring field, consolidated sales in the industrial system business amounted to ¥538 million. In the consumer system business, the Company focused its efforts on marketing network cameras and "rich media" communication terminals. However, consolidated sales amounted to just ¥6 million. Consequently, consolidated sales in the system business as a whole, including sales in the business independently conducted by MegaFusion Corporation, which is classified as other

systems, amounted to ¥952 million.

(2) Events that had significant effects on the financial position and operating results of the Group for the first quarter under review

- Events that had significant effects on the financial position

  No event had significant effects on the financial position of the Group for the first quarter under review.

- Events that had significant effects on the operating results

  No event had significant effects on the operating results of the Group for the first quarter under review.

(For reference) Summary of non-consolidated operating results for the first quarter of the year ending March 31, 2004 (from April 1, 2003 to June 30, 2003).

	Sales	Operating profit
First quarter ended June 30, 2003	¥4,179 million	¥206 million

3. Forecasts of operating results for the year ending March 31, 2004 (from April 1, 2003 to March 31, 2004):

The forecasts of operating results for the year ending March 31, 2004 publicized on May 15, 2003 are amended as described in the following tables:

Consolidated operating results for the whole year ending March 31, 2004 (from April 1, 2003 to March 31, 2004):

(million yen unless otherwise stated)

	Sales		Ordinary profit		Profit for the period	
	Interim	Whole year	Interim	Whole year	Interim	Whole year
Previous forecast (A)	10,000	23,000	150	900	90	500
Adjusted forecast (B)	10,350	21,700	170	840	20	120
Amount of increase or decrease (B-A)	350	(1,300)	20	(60)	(70)	(380)
Rate of increase or decrease (%)	3.5	(5.7)	13.3	(6.7)	(77.8)	(76.0)
(For reference) Previous results (for the year ended March 31, 2003)	14,094	29,055	919	1,721	495	192

Non-consolidated operating results for the year ending March 31, 2004 (from April 1, 2003 to March 31, 2004):

(million yen unless otherwise stated)

	Sales		Ordinary profit		Profit for the period	
	Interim	Whole year	Interim	Whole year	Interim	Whole year
Previous forecast (A)	9,000	20,500	230	860	130	480
Adjusted forecast (B)	9,450	19,950	330	900	150	330
Amount of increase or decrease (B-A)	450	(550)	100	40	20	(150)
Rate of increase or decrease (%)	5.0	(2.7)	43.5	4.7	15.4	(31.3)
(For reference) Previous results (for the year ended March 31, 2003)	13,046	27,172	891	1,954	508	367

- Reasons for the adjustments to the operating results for the year ending March 31, 2004 (from April 1, 2003 to March 31, 2004):

With regard to the LSI business, demand for customer-specific LSIs (ASIC), principally comprising LSIs for game consoles, and application-specific LSIs (ASSP), principally comprising LSIs for use in mobile phones and digital still cameras, remains strong. Consequently, sales in the LSI business are expected to reach the initial forecasts on both consolidated and non-consolidated bases.

However, with regard to the system business, sales of image recording and transmitting systems for the security and monitoring field, which fall into the category of industrial system business, are expected to be slow as corporate investment in machinery and equipment remains weak. Additionally, sales of the "rich media" services and audio authoring business, which fall into the category of other business, conducted independently by the Company's subsidiary MegaFusion Corporation are expected to be lower than the initial forecast on a consolidated basis due to delays in the expansion of the customer base and the launch of new products.

As a result, sales for the first half of the current business year are expected to exceed the previous forecasts on both consolidated and non-consolidated bases as the LSI business will continue to be favorable. However, sales for the whole year are expected to be lower than the previous forecasts on both consolidated and non-consolidated bases due to a decrease in sales in the system business though the LSI business will continue to be favorable.

As a result of the amendment to the forecasts of sales, ordinary profit for the first half of the current business year is expected to exceed the previous forecasts on both consolidated and non-consolidated bases. For the whole year, ordinary profit is expected to exceed the previous forecast on a non-consolidated basis but be lower than the previous forecast on a consolidated basis.

To improve profitability of the system business promptly, the Company has determined to implement measures for the consolidation and reorganization of the Group publicized on May 15, 2003, ahead of schedule. Consequently, as temporary expenses, the Company is expected to report special losses of approximately ¥120 million on a consolidated basis and approximately ¥50 million on a non-consolidated basis for the first half of the current business year, and approximately ¥490 million on a consolidated basis and approximately ¥240 million on a non-consolidated basis for the current business year. Additionally, due to the reversal of deferred tax assets related with its system business and no accounting for part of deferred income assets, the Company is expected to report interperiod tax allocations of approximately ¥130 million on a consolidated basis and approximately ¥50 million on a non-consolidated basis. As a result of the reporting of such special losses and interperiod tax allocations, profit for the year on a consolidated basis is expected to amount to ¥120 million, a decrease of ¥380 million from the previous forecast and profit for the year on a non-consolidated basis is expected to amount to ¥330 million, a decrease of ¥150 million from the previous forecast.

- Possible occurrence of special losses

As mentioned above, for the purpose of the consolidation and reorganization of the Group, the Company has determined to implement the following measures to improve the efficiencies of business and further promote the concentration and selection thereof:

(i) Improvement of efficiency of human resources

Number of employees: To be decreased by about 40 (expected)
Date of retirement: September 30, 2003 (expected)

(ii) Close-down of Matsuyama Office of the Company

Schedule of close-down: December 31, 2003 (expected)
Place of office: Matsuyama-shi, Ehime Prefecture

(iii) Decrease in floor space of Osaka Head Office of the Company

(iv) Suspension of unprofitable themes

Special losses on a consolidated basis involved in the implementation of the above measures are expected to occur as follows:

(million yen)

	Interim	Whole year
Improvement of efficiency of human resources	80	80
Close-down of Matsuyama Office	-	10
Decrease in floor space of Osaka Head Office	-	40
Suspension of unprofitable themes	-	290
Others	40	70
Total	120	490

- Notice on the forecasts of operating results

The above forecasts are made based on information available as of the date hereof and assumptions as of the date hereof concerning uncertain factors that may affect the operating results in the future. The actual results may materially differ from the above forecasts due to various factors in the future.

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